Exhibit 1

PRESS RELEASE

Company Contact:	Israel Investor Relations Contact:
Brian Briggs, Chief Financial Officer	Iris Lubitch
CYREN	EffectiveIR
703.760.3444	972.54.252.8007
brian.briggs@cyren.com	Iris@EffectiveIR.co.il

U.S. Investor Contact:	Commtouch Media Contact:
Monica Gould	Matthew Zintel
The Blueshirt Group	Zintel Public Relations
212.871.3927	281.444.1590
monica@blueshirtgroup.com	matthew.zintel@zintelpr.com

FOR IMMEDIATE RELEASE

Commtouch is now CYREN

New name signals transformation into a cloud-based information security solution provider

McLean, VA – January 7, 2014 – Commtouch® (NASDAQ: CTCH) announced it is operating globally under the name CYREN, effective immediately. The company adopted its new name as it completes its transformation into a leading provider of cloud-based information security solutions that are specially designed to be deployed or private labeled by customers and partners alike.

As the global leader in real-time malware detection and proactive data analytics, CYREN provides its worldwide partners with relentless protection for Web, email and mobile transactions. CYREN leverages its GlobalView™ Cloud and its patented Recurrent Pattern Detection™ technology to deliver powerful cloud-based information security solutions that feature the most robust transaction base in the industry.

CYREN Web is the first service launching on the company’s cloud service infrastructure, which allows partners to deploy new security services quickly through any ecosystem, thus opening significant new revenue streams. CYREN Web offers the flexibility to secure any device, anywhere from Web-borne threats. Using one of the most intuitive management interfaces in the industry, organizations can easily secure Internet transactions for roaming users, smartphones and tablets. To learn more about CYREN Web, visit the newly published website at www.cyren.com.

“This is far more than just a name change,” said Lior Samuelson, chairman and chief executive officer at CYREN. “This rebranding comes during a defining moment for the company, as we continue our successful strategy of shifting from a component technology company to a ‘plug-and-play’ complete security solution provider. Already relied upon by many of the world’s most well-known IT brands as the ‘secret sauce’ in their security solutions, CYREN’s uniquely powerful detection technologies are constantly evolving to protect against tomorrow’s threats.”

The company will continue to trade as CTCH on the NASDAQ exchange and the Tel Aviv Stock Exchange (TASE). The name and ticker symbol for both financial markets are scheduled to change in February and will be announced in a separate press release. Two recently acquired businesses, Germany-based Eleven and the Iceland-based FRISK Software’s antivirus unit, have also adopted the CYREN name.

Current customers will receive the same outstanding product support and customer service, and will benefit from the global presence and expertise of CYREN to support not only existing but also future information security requirements.

About CYREN
CYREN provides the world’s largest service providers and software vendors with the Internet security solutions they need to protect billions of people and transactions. Designed specifically to be easily deployed or private labeled by partners, CYREN’s Web, Email and Anti-Malware products provide relentless protection on any device. CYREN’s proactive analytics and cloud-based malware detection capabilities equip its partners with security solutions that stand out as clear differentiators in the ever-evolving industry. Visit CYREN’s GlobalView Security Center or go to www.cyren.com.